02 SEP -9 AM 9:41

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

September 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02049828

SUPPL

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii)of the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.



dlw 9/9

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________

Name: Nobuyoshi Ando

Title: Director of Accounting Department

Enclosure

File Number: 82-34668

**Exhibit A**

**Additional Rule 12g3-2(b) Documents**

A. **English Language Documents**.

1. Press release titled "Chugai Pharmaceutical Supports the Tender Offer by Roche" dated August 15, 2002 (Attachment 1)

B. **Japanese Language Documents**.

1. Opinion Statement Report, dated August 16, 2002, with respect to the tender offer for the Company's common stock by Roche Pharmholding B.V. (English translation as Attachment 2)

2. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Adjustment of Conversion Price of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds, Etc." dated July 25, 2002 (English translation as Attachment 3)

   b. Document titled "Notice Concerning Deemed Dividend, Etc., Accompanying A Capital Reduction With Compensation," dated August 5, 2002 (English translation as Attachment 4)

3. Public notice, dated July 27, 2002, of the adjustment of the conversion price of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (English translation as Attachment 5)

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome, Chuo-ku, Tokyo
Tel.+81-(0)3-3273-0881

# Chugai Pharmaceutical Supports the Tender Offer by Roche

Tokyo—August 15, 2002—Chugai Pharmaceutical Co., Ltd.(Chugai) announced today that following a briefing by Roche Pharmholding B.V., Chugai resolved at the meeting of its Board of Directors held on August 15, 2002, to support a tender offer for Chugai shares to be made by Roche Pharmholding B.V., as explained in detail below.

## 1. Overview of Party Making Tender Offer

| | |
|---|---|
| (1) Name: | Roche Pharmholding B.V. |
| (2) Main business: | Stock ownership and financing of affiliates |
| (3) Date of establishment: | April 7, 1982 |
| (4) Main office: | Nijverheidsweg 38, NL-3641 RR Mijdrecht, The Netherlands |
| (5) Representative: | Peter Bieri, Chairman of the Board |
| (6) Capital: | 467,847,857 euros |
| (7) Main shareholder and shareholding: | Roche Finance Ltd, 100% |
| (8) Relationship with Chugai: | Having agreed to form a strategic alliance focusing primarily on the integration of the pharmaceutical businesses of both companies in the Japanese market, on December 10, 2001,F. Hoffmann-La Roche Ltd. and Chugai entered into the Basic Alliance Agreement (the party to the Basic Alliance Agreement from the side of Roche group is Roche Pharmholding B.V., a 100% affiliate of F. Hoffmann-La Roche Ltd.). |

## 2. Opinion of the Board and Reason for the Opinion

The Board of Directors of Chugai expressed its support for the tender offer to purchase Chugai shares by Roche Pharmholding B.V. in recognition of the fact that the tender offer is in accordance with the Basic Alliance Agreement executed on December 10, 2001, and will enable Chugai to develop into a leading Japanese R&D-oriented pharmaceutical company with global access through close cooperation with the Roche group, and in recognition of the reasonable terms of the tender offer.

(**Reference**) Overview of Tender Offer for Chugai Shares by Roche Pharmholding B.V.

(1) Category of stock: Common stock

(2) Period of tender offer: From Friday, August 16, 2002 until Thursday, September 19, 2002 (35 days)

(3) Tender offer price: ¥2,800 per share

(4) Basis for computation of tender offer price:

The tender offer price of ¥2,800 per share was determined based on a comprehensive assessment of Chugai's financial and business condition and of the projected benefits of the synergy from the merger of Chugai and Nippon Roche KK.

(5) Total number of shares to be purchased: 30,000,000
Number of shares to be purchased: 30,000,000
Number of shares to be overpurchased: None

(6) Change in stock ownership through tender offer
Before tender offer: 0 shares (0.00% shareholding)
After tender offer: 30,000,000 shares (10.84% shareholding)

*Note: Number of shares owned after tender offer assumes the acquisition of all of the 30,000,000 shares to be purchased through the tender offer.*

Total Number of Chugai's issued shares: 276,743,552 (as of July 31, 2002)

(7) Date of public notice of commencement of tender offer:
Friday, August 16, 2002

(8) Tender offer agent: Nomura Securities Co., Ltd.

(9) Newspaper in which public notice of commencement of tender offer is published:
*Nihon Keizai Shimbun* and *Sankei Shimbun*

File Number: 82-34668

Attachment 2

[TRANSLATION]

# OPINION STATEMENT REPORT

Chugai Pharmaceutical Co., Ltd.

(266016)

# OPINION STATEMENT REPORT

To: Director of the Kanto Local Finance Bureau

Filed on August 16, 2002


(Reporter) Name of Company: Chugai Pharmaceutical Co., Ltd.

Name of Company in English: Chugai Pharmaceutical Co., Ltd.

Name and Title of Representative: Osamu Nagayama, President and Representative Director

Location of Head Office: 5-1, Ukima 5-chome, Kita-ku, Tokyo
Telephone No.: 03 (3968) 6111 (Direct dialing)

(The foregoing is the registered location of the head office, and the actual headquarter operations are conducted at the nearest point of contact below.)

Nearest Point of Contact: 1-9, Kyobashi, 2-chome, Chuo-ku, Tokyo
Telephone No.: 03 (3281) 6611 (Switchboard)
Contact Person: Hiroyuki Ebashi, Manager of Accounting Group, Accounting Department


Place(s) where copies of this Opinion Statement Report are available for public reference

| Name | Location |
|---|---|
| Chugai Pharmaceutical Co., Ltd., Main Executive Office | 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo |
| Chugai Pharmaceutical Co., Ltd., Osaka Branch | 3-31, Miyahara 3-chome, Yodogawa-ku, Osaka |
| Chugai Pharmaceutical Co., Ltd., Nagoya Branch | 20-17, Marunouchi 3-chome, Naka-ku, Nagoya |
| Chugai Pharmaceutical Co., Ltd., Yokohama Branch | 85, Choja-machi 5-chome, Naka-ku, Yokohama |
| Chugai Pharmaceutical Co., Ltd., Tokyo Dai-ni Branch | 9-6, Sakuragi-cho 1-chome, Saitama |
| Tokyo Stock Exchange, Inc. | 2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo |
| Osaka Securities Exchange Co., Ltd. | 6-10, Kitahama 1-chome, Chuo-ku, Osaka |
| Nagoya Stock Exchange Co., Ltd. | 3-17, Sakae 3-chome, Naka-ku, Nagoya |
| Fukuoka Stock Exchange | 14-2, Tenjin 2-chome, Chuo-ku, Fukuoka |

(This Document consists of 2 pages including the cover sheet.)

1. Name and Location of the Party Making the Tender Offer

(Name) Roche Pharmholding B.V.
(Location) Nijverheidsweg 38, NL-3641 RR Mijdrecht, The Netherlands

2. Opinion of the Board Concerning the Tender Offer and Reason for the Opinion

Having agreed with F. Hoffmann-La Roche Ltd. ("Roche") to form a strategic alliance (the "Alliance") focusing primarily on the integration of the pharmaceutical businesses of both companies in the Japanese market, Chugai entered into the Basic Alliance Agreement (the "Agreement") concerning the Alliance with Roche Pharmholding B.V., a 100% affiliate of Roche, on December 10, 2001.

The Board of Directors of our company expresses its support for the tender offer by Roche Pharmholding B.V. in recognition of the fact that the tender offer is in accordance with the Agreement, and will enable Chugai to develop into a leading Japanese R&D-oriented pharmaceutical company with global access through close cooperation with the Roche group, and in recognition of the reasonable terms of the tender offer.

The opinion stated in this report was resolved at the meeting of the Board of Directors held on August 15, 2002, by the unanimous approval of all the Directors present thereat. The opinion remains unchanged as of the date hereof.

(Note) The opinion stated in this report was announced to the news media at Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd. on August 15, 2002, pursuant to the method stipulated in Article 25 of the Cabinet Order Concerning Tender Offer for Shares, etc. by a Person Other Than the Issuer.

3. Number of Shares, etc. for which the Tender Offer is made, Owned by Officers

(As of July 31, 2002)

| Name | Title | Number of Shares Owned | Number of Voting Rights |
|---|---|---|---|
| Osamu Nagayama | President & Representative Director | 227,455 | 2,274 |
| Yuji Suzawa | Deputy President & Representative Director | 12,000 | 120 |
| Ken-ichiro Gocho | Deputy President & Director | 9,602 | 96 |
| Motoo Ueno | Deputy President & Director | 291,057 | 2,910 |
| Ryuzo Kodama | Director | 1,000 | 10 |
| Etsuro Ogata | Director | 10,000 | 100 |
| Abraham E. Cohen | Director | — | — |
| Takashi Hagiwara | Full-time Statutory Auditor | 5,842 | 58 |
| Tsuguo Ogasawara | Full-time Statutory Auditor | 5,000 | 50 |
| Kenichi Fujinawa | Statutory Auditor | — | — |
| Kazunobu Kobayashi | Statutory Auditor | — | — |
| Total | | 561,956 | 5,618 |

4. Benefits To Be Provided by the Party Making the Tender Offer or Person Having a Special Relationship therewith

None

[TRANSLATION]

| | |
|---|---|
| Name of listed company: | |
| | Chugai Pharmaceutical Co., Ltd. |
| Code number: | 4519 (Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges) |
| Head office: | 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo |
| Representative: | Osamu Nagayama<br>President & CEO |
| Inquiries to: | Shizuo Kagoshima<br>Director of Public Relations Office |
| Tel: | 03-3273-0881 |

July 25, 2002
Chugai Pharmaceutical Co., Ltd.

# ADJUSTMENT OF CONVERSION PRICE OF SERIES NO.6 CHUGAI PHARMACEUTICAL UNSECURED CONVERTIBLE BONDS, ETC.

With respect to the Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds"), we have announced, on July 8, 2002, the basic concept of the adjustment of the conversion price of the Bonds upon the reduction of the capital and capital reserve of our company. Since the adjustment of the conversion price and other related matters have been determined, we hereby announce such matters, as set forth below.

1. Adjustment of Conversion Price of the Bonds

In connection with the reduction of the capital and capital reserve accompanied by the allotment of shares of Gen-Probe Incorporated and the payment of cash (collectively, the "Payment"), the conversion price of the Bonds shall be adjusted as follows:

(a) Conversion Price After Adjustment: ¥762.50

(Method of Calculation of Conversion Price After Adjustment)

- The ratio (the "Adjustment Ratio") of the amount of the Payment per Chugai share (as described in 2. below) to the closing price of Chugai shares at the Tokyo Stock Exchange (to be rounded off to the hundredth): 0.248

- The formula for adjustment of conversion price

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment } (¥1{,}014) \times (1 - \text{Adjustment Ratio})$$

* To be calculated to two decimal places and rounded off to the nearest tenth.

(b) Effective Date of Conversion Price After Adjustment

The conversion price after adjustment will be effective on or after August 1, 2002.

2. The amount of the Payment per Chugai share (see note below) as of the last trading day of Chugai shares with the right to receive the Payment (i.e., July 25, 2002): ¥332

Note: The per share amount of the Payment mentioned above is calculated solely for the purposes of adjusting the standard stock price used by the Tokyo Stock Exchange and certain other stock exchanges. The definitive amount of the Payment per Chugai share as of July 31, 2002, the record date, will be recalculated and determined based upon the actual number of the total issued shares of Chugai as of July 31, 2002.

(Reference Information)

Summary of Terms of Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds

| | |
|---|---|
| Issue Date: | September 19, 1996 |
| Total Amount Issued: | ¥25,000 million |
| Total Amount Outstanding: | ¥24,899 million (as of June 30, 2002) |
| Interest Rate (on an annual basis): | 1.05% |
| Conversion Price Before Adjustment: | ¥1,014.00 |
| Maturity Date: | September 30, 2008 |

[TRANSLATION]

Name of listed company:
Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya and Fukuoka Stock Exchanges)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama
President & CEO
Inquiries to: Shizuo Kagoshima
Director of Public Relations Office
Tel: 03-3273-0881

August 5, 2002
Chugai Pharmaceutical Co., Ltd.

# NOTICE CONCERNING DEEMED DIVIDEND, ETC., ACCOMPANYING A CAPITAL REDUCTION WITH COMPENSATION

With regard to the reduction of capital and the capital reserve (hereinafter the "capital reduction with compensation") approved and ratified at a general meeting of shareholders of Chugai Pharmaceutical Co., Ltd. (Chugai), on June 27, 2002, Chugai hereby announces that it has decided on the details of the deemed dividend to be paid and resolved other items for tax purposes, following the determination of the number of Chugai shares issued on July 31, 2002, the Allotment Standard Date.

## 1. Concerning the Capital Reduction with Compensation

As of July 31, 2002, upon the capital reduction with compensation, each shareholder of record as of July 31, 2002 shall be allotted, for each share of Chugai common stock held, 1) 0.086 share in Gen-Probe Incorporated, a wholly owned U.S. subsidiary, and 2) a distribution of cash in an amount representing ¥12,494,265,480 divided by the total number of Chugai shares issued as at the Allotment Standard Date (such cash will, however, not be paid to shareholders who are subject to the Japanese withholding income tax at a rate of 20% or higher, because withholding tax then becomes payable).

## 2. Determinations

1) Number of Chugai stocks issued as of the Allotment Standard Date: 276,743,552
2) Repayment amount for tax purposes per Chugai share: ¥332.5985.
3) Of the amount in 2) regarded as repayment from capital and the capital reserve: ¥106.8613.

4) Of the amount in 2), the amount regarded as repayment from retained earnings (deemed dividend): ¥225.7372

*Note: For the purposes of tax calculation regarding the deemed tansfer income, the deemed transfer price is the same as 3) above.*

5) Of the amount in 2), sum reflecting appraisal of Gen-Probe share value: ¥287.4511
6) Of the amount in 2), cash to be repaid: ¥45.1474
7) Rate of revision of acquisition cost of Chugai shares after reduction of capital: 0.5.
*Note: The cost of acquisition of Chugai stock held by all shareholders immediately before the reduction in capital is acquisition expense x 0.5.*

*The above mentioned 0.5 (or 50%) ratio is calculated under corporate income tax rules as:*
*(The value of Gen-Probe shares and cash allocated to the shareholders) / (Chugai's tax net asset figures as of March 31, 2002)*

In September, 2002, when the spin-off of Gen-Probe becomes effective, Chugai plans to notify every shareholder individually by mail of the details of the deemed dividend applicable in that shareholder's case.

**Example**

Based on the above, the taxes to be paid by a shareholder who owns 1,000 shares of Chugai stock on the Allotment Standard Date may be calculated as follows.

| | |
|---|---|
| Deemed dividends | ¥225,737 |
| Withholding income tax based on the above (assuming the application of the standard 20% withholding tax rate*) | ¥45,147 |
| Cost of acquisition of Gen-Probe shares | ¥287,451 |
| Total number of Gen-Probe shares allotted. | 86 |
| Revised cost of acquisition of Chugai shares (assuming an original cost of acquisition of ¥1,200 just before the reduction in capital) | ¥600 |

*Notes*
* Chugai withholds and pays income tax to the tax office on behalf of each shareholder.
* Income tax withheld for each shareholder is calculated by multiplying the total deemed dividend (yen amounts are rounded down) by the tax rate (yen amounts are rounded down).
* Cash is not repaid to any shareholders who are subject to the Japanese withholding income tax at a rate of 20%, because the cash repayment portion would then be used to pay the withholding tax. In addition, shareholders who choose to be subject to the 35% separate withholding tax and apply such rate must bear 15% of the costs of the discrepancy. In cases where shareholders are subject to a tax rate of less than 20% because they are not Japanese residents or due to other factors, a cash payment will be distributed reflecting the difference after deduction of the actually levied total of

withholding income tax from the equivalent sum of withholding income tax calculated at 20%.

### 3. Schedules

1. Dispatch of this notification to all shareholders: First ten days of September 2002 (Planned)
2. Scheduled date of allotment and distribution of Gen-Probe shares: September 16, 2002 (Planned)
3. Scheduled date of cash distribution (date of collection of withholding income tax on the deemed dividends): September 17, 2002 (Planned)

### 4. Other

Information regarding the allotment of Gen-Probe stock was sent to the shareholders of Chugai on record as of March 31, 2002. This information can also be viewed at Chugai Website, http://www.chugai-pharm.co.jp/ceind02/index.htm. Any person becoming a new Chugai shareholder in or after April can apply for these documents.

• Gen-Probe Incorporated Information Statement, June 12, 2002
• "To all Individual Shareholders" and "To all Institutional Shareholders," outlines of taxation matters, June 2002
• Notification of allotment and distribution of Gen-Probe shares, June 27, 2002

**Attachment 5**

[TRANSLATION]

# PUBLIC NOTICE OF ADJUSTMENT OF CONVERSION PRICE

July 27, 2002

To the Bondholders:

Osamu Nagayama
Representative Director and President
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

This public notice is to announce that in connection with the reduction of capital and capital reserve resolved at the ordinary general meeting of shareholders of our company held on June 27, 2002, the conversion price of the Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds (the "Bonds") (with the special covenant that the Bonds will rank pari passu only with other convertible bonds of the issuer) shall be adjusted pursuant to the Agreement Concerning Entrustment of Management of the Bonds as follows:

1. Conversion Price After Adjustment

| | |
|---|---|
| Series No.6 Chugai Pharmaceutical Unsecured Convertible Bonds | ¥762.50 (Conversion price before adjustment: ¥1,014.00) |

2. Effective Date

   On or after August 1, 2002